DUPLICATE

Number: BC0205721

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that GENCO RESOURCES LTD. changed its name to SILVERMEX RESOURCES INC. on November 16, 2010 at 08:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On November 16, 2010 RON TOWNSHEND Registrar of Companies Province of British Columbia Canada

Date and Time: November 16, 2010 08:02 AM Pacific Time

Ministry of Finance BC Registry Services	Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	November 16, 2010 08:01 AM Pacific Time

Alteration Date and Time:	Notice of Articles Altered on November 16, 2010 08:01 AM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:	Name of Company:
BC0205721	GENCO RESOURCES LTD.

Name Reservation Number:	Name Reserved:
NR3332749	SILVERMEX RESOURCES INC.

ALTERATION EFFECTIVE DATE:
The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:	To:
GENCO RESOURCES LTD.	SILVERMEX RESOURCES INC.